EX-99.B-77Q1(e)

                          UNITED CASH MANAGEMENT, INC.

SUB-ITEM 77Q1(e)    Changes to the registrant's investment advisory
                    contract:

                  EXHIBIT A TO INVESTMENT MANAGEMENT AGREEMENT

                                  FEE SCHEDULE

A cash fee computed each day on net asset value for the Fund at the annual rate of 0.40% of net assets.


As Amended and Effective June 30, 1999.